WASHINGTON TRUST BANCORP, INC.

Filed via EDGAR and Federal Express

November 7, 2007

Ms. Sharon Blume
Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:         Washington Trust Bancorp, Inc.
Item 4.02 Form 8-K Filed October 30, 2007
File No. 0-13091

Dear Ms. Blume:

This letter is submitted on behalf of Washington Trust Bancorp, Inc. (the “Company” or “Washington Trust”) in response to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter dated November 1, 2007 (the “Comment Letter”), with respect to the Company’s Item 4.02 Form 8-K, File Number 0-13091, which was filed with the Commission on October 30, 2007 (the “Form 8-K”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the responses below each numbered comment.

We note your Form 8-K filed on October 30, 2007 in which you disclose that you will restate your interim financial statements for the period ended June 30, 2007 for errors related to the sales of $61.9 million of held-to-maturity investment securities conducted on April 13, 2007.  We also note your Form 10-Q filed on May 9, 2007 in which you disclose that you have the intent and ability to hold held-to-maturity securities with unrealized losses to full recovery of the cost basis.  We have the following comments:

Comment Number 1:

Please provide us with a timeline of the facts and circumstances related to your decision to sell these held-to-maturity securities.  Include all important meetings and explain the actions taken during the decision making process.  Provide us the applicable presentations and minutes of all applicable board of director meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to sell the securities was discussed.

Ms. Sharon Blume
Securities and Exchange Commission
November 7, 2007

Response to Comment Number 1:

As noted in the Form 8-K filing, the decision to sell the held-to-maturity securities was made on April 12, 2007.  While the timeline indicates that it was not until after March 31, 2007 that discussions took place among members of management that concluded with a decision to sell held-to-maturity securities on April 12, 2007, the relevant meetings of management subsequent to the February 15, 2007 issuance of Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS No. 159”), are included for a complete presentation.  The following is a timeline of the facts and circumstances leading up to this decision:

February 27, 2007	A regular monthly meeting of the Investment Committee was held. The Investment Committee meets monthly to review economic conditions, review various metrics concerning the status of the securities portfolio, and consider investment portfolio management strategies. There was no discussion regarding SFAS No. 159, nor any discussion concerning a portfolio restructuring or repositioning strategy related to or unrelated to SFAS No. 159. No discussion was held concerning any strategy that contradicted the intent and ability of management to retain the held-to-maturity portfolio securities until full recovery of cost basis.

Also on this date, a regular monthly meeting of the Asset/Liability Committee (“ALCO”) was held. The ALCO meets monthly to implement bank asset/liability management procedures by monitoring and managing volume/mix, and establishing origination and pricing strategies for the bank’s earning assets and funding sources. Among other things, the ALCO discussed reasons for the increasing exposure to parallel rising rate scenarios and discussed possible strategies to address this trend and to reduce exposure to rising rates, including an extension of wholesale funding terms. However, there was no discussion regarding SFAS No. 159 nor any discussion concerning a portfolio restructuring or repositioning strategy related to or unrelated to SFAS No. 159. No discussion was held concerning any strategy that contradicted the intent and ability of management to retain the held-to-maturity portfolio securities until full recovery of cost basis.

March 20, 2007	A regular monthly meeting of the Investment Committee was held. There was no discussion regarding SFAS No. 159 nor any discussion concerning a portfolio restructuring or repositioning strategy related to or unrelated to SFAS No. 159. No discussion was held concerning any strategy that contradicted the intent and ability of management to retain the held-to-maturity portfolio securities until full recovery of cost basis.

Also on this date, a regular monthly meeting of the ALCO was held. Among other things, the ALCO continued to discuss the exposure to rising

Ms. Sharon Blume
Securities and Exchange Commission
November 7, 2007

interest rates and agreed to continue the strategy for extending wholesale funding terms as discussed at the February meeting. There were no discussion regarding SFAS No. 159, nor any discussion concerning a portfolio restructuring or repositioning strategy related to or unrelated to SFAS No. 159. No discussion was held concerning any strategy that contradicted the intent and ability of management to retain the held-to-maturity portfolio securities until full recovery of cost basis.

March 26, 2007	Management began to receive articles and correspondence from brokers and other members of the investment community that included commentary on the early adoption provisions of SFAS No. 159 and possible investment portfolio restructuring or repositioning strategies related to the early adoption. This correspondence, which referred to the benefits of early adopting SFAS No. 159 along with commentary of how such early adoption might be viewed by regulatory bodies, included firm-prepared commentary, copies of articles from various financial services publications, commentary issued by a major accounting firm and copies of press releases from other financial institutions. We received numerous correspondence via e-mail as follows:

Date	Issuing Investment Advisory Firm
March 26, 2007	Firm A
March 27, 2007	Firm B
March 28, 2007	Firm C
March 27, 2007	Firms C and D
March 29, 2007	Firms A and E
March 30, 2007	Firm E
April 2, 2007	Firm C
April 3, 2007	Firms A, C, and F
April 5, 2007	Firms A, C, G and H
April 9, 2007	Firm A
April 10, 2007	Firm B
April 11, 2007	Firm B
April 12, 2007	Firm G

April 2-6, 2007	During this week, several informal discussions were held to discuss SFAS No. 159 and the commentaries from the various investment advisory firms concerning possible investment portfolio restructuring strategies included in the correspondence referred to above. These were the first discussions held by management on these topics. These discussions involved the following persons at various times:

Ms. Sharon Blume
Securities and Exchange Commission
November 7, 2007

Chief Executive Officer
President and Chief Operating Officer
Executive Vice President and Chief Financial Officer
Senior Vice President - Financial Planning and Asset/Liability Management
Vice President, Investment Portfolio
Vice President and Controller

The outcome of these discussions was a decision by management to conduct research and analysis to: (i) determine if the early adoption of SFAS No. 159 would be appropriate; (ii) determine if a portfolio restructuring strategy would be appropriate; and (iii) assess accounting implications of the early adoption of SFAS No. 159, including the associated requirement to adopt Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”).

April 4-11, 2007	As a result of the management discussions referenced above, the Vice President and Investment Portfolio Manager and Senior Vice President – Financial Planning and Asset/Liability Management conducted a review of the Company’s held-to-maturity securities portfolio to identify possible candidates for sale that would reduce net interest income exposure to rising rates, a risk identified and discussed by the ALCO at its past several meetings, in the event that the Company decided to early adopt SFAS No. 159. As noted earlier, at its recent meetings, the ALCO had decided to undertake strategies in response to exposure to rising interest rates, however those strategies were focused on the lengthening of wholesale funding terms, and had not given consideration to portfolio restructuring strategies. Several spreadsheets were prepared by the Vice President, Investment Portfolio showing current book value and estimated market value of taxable held-to-maturity securities holdings with coupons at or lower than 5.00% (primarily mortgage-backed securities whose cash flows had slowed with rising interest rates, causing estimated duration and average lives to extend). The list of securities was refined by the Vice President, Investment Portfolio and the Senior Vice President – Financial Planning and Asset/Liability Management between April 4 and April 11 to identify those securities that best met the above objectives and to project the pro forma impact of adoption of SFAS No. 159.

April 6, 2007	The regular monthly review of impaired securities in the investment securities portfolio for other than temporary impairment as of March 31, 2007 was completed by the Vice President, Investment Portfolio. This monthly review was conducted in a manner consistent with the premise, at that time, that management had the intent and ability to hold the held-to-maturity securities until full recovery of cost basis and concluded that no

Ms. Sharon Blume
Securities and Exchange Commission
November 7, 2007

impairment conditions were other than temporary. This review served as the basis for the statement in Note 3 of the Condensed Notes to the March 31, 2007 Consolidated Financial Statements included in the Form 10-Q filed May 9, 2007 that, for those debt securities whose amortized cost exceeds fair value, the primary cause was related to interest rates. There were no debt securities with a fair value less than 90% of amortized cost.

April 9, 2007	The Controller presented to the Chief Financial Officer an analysis of SFAS No. 157 implications, dated Friday, April 6, 2007, which is attached hereto as Exhibit A. In a discussion, the Chief Financial Officer and the Controller mutually concluded that the Company would be able to successfully meet the accounting and disclosure requirements of SFAS No. 157.

April 4-11, 2007	The Chief Financial Officer, Senior Vice President Financial Planning and Controller held an estimated 2-3 telephone discussions with the Company’s independent registered public accounting firm regarding SFAS No. 159 early adoption considerations and other accounting considerations for a possible portfolio restructuring. The purpose of these discussions was to gain an understanding of the perspective taken by accounting firms and to ascertain if there was other information on the topic that would assist the Company in forming a conclusion on the implementation consequences of an early adoption of SFAS No. 159. These communications included discussions of both the merits and risks associated with early adoption of SFAS No. 159. The final discussion prior to the April 12th decision took place on April 11.

April 11, 2007	A notification was sent to members of the Investment Committee regarding a special meeting to be held on Thursday April 12 at 11 AM.

April 12, 2007	A special meeting of the Investment Committee was held in person for the sole purpose of discussing a proposal to early adopt SFAS No. 159 and undertake an investment portfolio restructuring strategy in connection with such adoption. A presentation prepared by the Senior Vice President – Financial Planning and Asset/Liability Management served as the outline for the discussion. This is attached hereto as Exhibit B to this response letter. Members present at the meeting included the Chief Executive Officer; the President and Chief Operating Officer; the Executive Vice President and Chief Financial Officer; the Senior Vice President – Financial Planning and Asset/Liability Management, and the Vice President, Investment Portfolio. After the presentation and a detailed discussion of all relevant information received, the Investment Committee voted to proceed with the early adoption of SFAS No. 159 and undertake the proposed portfolio restructuring strategy. Other than the presentation shown in Exhibit B, there are no formal minutes of this meeting.

Ms. Sharon Blume
Securities and Exchange Commission
November 7, 2007

April 13, 2007	The investment securities sales transactions were executed in connection with the portfolio restructuring.

The foregoing timeline presents the facts and circumstances related to management’s April 12, 2007 decision to sell held-to-maturity securities.

Comment Number 2:

Please tell us in detail how you considered whether you were required to record an other than temporary impairment charge related to held-to-maturity securities in an unrealized loss position as of March 31, 2007.  Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to full recovery of the cost basis.

Response to Comment Number 2:

A regular monthly analysis of the available-for-sale and the held-to-maturity portfolios is conducted by the Vice President, Investment Portfolio to determine if any impairment conditions are other than temporary.  The regular monthly review as of March 31, 2007, completed on April 6, 2007, concluded that no impairment conditions were other than temporary.  This review served as the basis for the statement in Note 3 of the Condensed Notes to the March 31, 2007 Consolidated Financial Statements included in the Form 10-Q filed May 9, 2007 that, for those debt securities whose amortized cost exceeds fair value, the primary cause was related to interest rates.

The decision to sell held-to-maturity securities on April 12, 2007 was made solely as a result of and in connection with the Company’s interpretation of the early adoption provisions of SFAS No. 159.  That interpretation was made after March 31, 2007 in connection with the analysis performed as described in the response to Comment Number 1 above.  But for that interpretation, the Company would not have considered the sale of held-to-maturity securities.  We did not become aware of a different interpretation of SFAS No. 159 by regulatory and accounting industry bodies until April 17, 2007.

For many years the Company had previously demonstrated the ability and intent to hold all held-to-maturity securities to full recovery of cost basis at maturity.

Comment Number 3:

Please tell us in detail how you considered whether you were required to reclassify the entire held-to-maturity portfolio to available-for-sale as of March 31, 2007.  Specifically tell us the basis for your conclusion that the held-to-maturity portfolio was not tainted as of March 31, 2007.

Ms. Sharon Blume
Securities and Exchange Commission
November 7, 2007

Response to Comment Number 3:

The timing of the reclassification of the held-to-maturity portfolio to the available-for-sale category was determined with reference to Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), paragraph 15, and more specifically, the guidance provided in the Answer to Question 12 in the Financial Accounting Series No. 155-B, “Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities”, which states that the reclassification would be recorded in the reporting period in which the sale or transfer occurred and accounted for as a transfer under paragraph 15.  As of March 31, 2007, there was no decision to sell held-to-maturity securities and the Company had the intent and ability to hold held-to-maturity securities with unrealized losses to full recovery of the cost basis.

Comment Number 4:

Please tell us why you did not disclose any information regarding the sale of your held-to-maturity securities in your Form 10-Q filed May 9, 2007.

Comment Number 5:

Please tell us why you did not disclose any information regarding the early adoption of SFAS No. 159 in your Form 10-Q’s filed on May 9, 2007 and August 8, 2007.

Response to Comments Number 4 and 5:

The decision not to disclose any information regarding the sale of held-to-maturity securities and the early adoption of SFAS No. 159 in the Forms 10-Q filed on May 9, 2007 and August 8, 2007 was the result of the following factors:

•
At the time of its April 12th decision described in response to Comment Number 1 above, management believed that its intended early adoption of SFAS No. 159 and the related sale of held-to-maturity securities was appropriate and the ability to sell held-to-maturity securities was permitted under paragraphs 28 and 29 of SFAS No. 159, without calling into question management's intent and ability to hold other debt securities to maturity.

•
Soon thereafter the Company was notified by its independent registered public accounting firm of the clarifying interpretation of SFAS No. 159 announced by the Center for Audit Quality that led us to conclude that the application of SFAS No. 159 to our transactions might be inconsistent with the intent and spirit of SFAS No. 159.

•	Consequently, we reacquired $49.9 million of the $61.9 million held-to-maturity securities that had been sold and decided not to early-adopt SFAS 159.

•	It was our original belief at that time that it was appropriate to offset the sale of the held-to-maturity securities and the subsequent reacquisition of the same securities that occurred

Ms. Sharon Blume
Securities and Exchange Commission
November 7, 2007

before the sale settlement date. In a similar manner, it was our original belief that the result of the offset treatment was that no early adoption of SFAS No. 159 had taken place.

•
We were unable to reacquire two of the sold securities and recognized the sale of those securities, including a realized sales loss of $261,000, in the quarter ended June 30, 2007.  The sale of these securities was described in Note 3 to the Condensed Notes to Consolidated Financial Statements in the Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 8, 2007.

•
In response to discussions held with the primary banking regulator of the Company’s subsidiary bank in September and October 2007, management conducted a reassessment of the April 2007 transactions and further consulted with its independent registered public accounting firm.  The reassessment led to a conclusion that the original accounting for and disclosures related to the sale and subsequent reacquisition of the held-to-maturity securities was incorrect.  We further concluded that the remaining held-to-maturity portfolio should be reclassified to the available-for-sale category and we have recorded this reclassification as of April 13, 2007.

•
We carefully considered the timeline of facts and circumstances that culminated in the April 12th decision to sell held-to-maturity securities and have reviewed the applicable guidance under generally accepted accounting principles.  We have concluded that the loss recognition and the reclassification of held-to-maturity securities should be recognized as of the respective dates of the decision to sell and the execution of the sale in April 2007.  As of March 31, 2007, there was no decision to sell held-to-maturity securities and the Company had the intent and ability to hold held-to-maturity securities with unrealized losses to full recovery of the cost basis.

•	The Company will file an amendment to its Form 10-Q for the period ended March 31, 2007 to update the disclosure by adding a subsequent events footnote to the financial statement footnotes.

•	We will include a disclosure of the circumstances surrounding the contemplated early-adoption of SFAS No. 159 in amendments to the Forms 10-Q for March 31, 2007 and June 30, 2007.

Other Matter

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Sharon Blume
Securities and Exchange Commission
November 7, 2007

*            *            *            *            *

If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (401) 348-1319.

Sincerely,

/s/ David V. Devault

David V. Devault
Executive Vice President, Secretary, Treasurer
and Chief Financial Officer

EXHIBIT A

Washington Trust
Analysis of SFAS 157

Prepared by MNJ (Vice President and Controller)
4/6/2007

Summary of SFAS 157:
SFAS 157 defines fair value as the sales price that would be received by the entity that holds the asset or owes the liability.  Therefore, fair value = exit price not entry price.

Valuation techniques include “market approach” (market prices), “income approach” (present value calculations) and “cost approach” (replacement cost).  Revisions resulting from a change in the valuation technique shall be accounted for as a change in accounting estimate (SFAS 154).

SFAS 157 also emphasizes that fair value is a market-based measurement, not entity specific measurement.  This statement established a fair value hierarchy that distinguished between:
•	Assumptions developed based upon market data obtained from sources independent of the entity (“observable inputs”).
•
The entity’s own assumptions about market assumptions developed based on the best information available (“unobservable inputs”).  This allows for situations in which there is little or no market activity for the asset or liability. (Use of these should be minimized.)

•	See pages 10-12 for discussion on Level 1, 2 and 3 inputs.

The entity must not ignore market assumption information that is reasonably available without undue cost and effort.

A measurement that does not include an adjustment for risk would not represent a fair value measurement if market participants would include one in pricing the related asset or liability.

A fair value measurement for a restricted asset should consider the effect of the restriction if market participants would consider the effect of the restriction in pricing the asset.

A fair value measurement for a liability reflects its nonperformance risk (the risk that the obligation will not be fulfilled).  Because nonperformance risk includes the entity’s credit risk, the entity should consider the effect of its credit standing on the fair value of the liability.

Fair value of a position in a financial instrument (including a block) that trades in an active market should be measured as the product of the quoted price for the individual instrument times the quantity held.  The quoted price should not be adjusted because for the size of the position relative to trading volume (blockage factor).  This Statement extends this requirement to broker-dealers and investment companies.

SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition.  The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings for the period.  This Statement encourages entities to combine fair value information disclosed under this Statement with fair value information disclosed under other Statements such as SFAS 107.  See pages 12-14 for disclosure requirements.

SFAS 157 applies for derivatives and other financial instruments accounted for at fair value under SFAS 133.

The effective date of this Statement is 1/1/2008.  Early adoption is encouraged as long as financial statements have not been issued for that year.  The provisions of this Statement should be applied prospectively, except as follows:

Retrospective application applies to the following instruments as of the beginning of the year in which this Statement is initially applied:
o	A position in a financial instrument that trades in an active market held by a broker-dealer or investment company that was measured at fair value using a blockage factor.
o	A financial instrument that was measured at fair value at initial recognition of SFAS 133 using the transaction price in accordance with the guidance in footnote 3 of Issue 02-3.
o	A hybrid financial instrument that was measured at fair value at initial recognition under SFAS 133 using the transaction price.

Identification of Financial Instruments Accounted for at Fair Value
AFS securities
Loan commitments (rate locks and forward commitments)
Impaired loans - (See Pg 52 PP C18 – SFAS 114 excluded from scope of SFAS 157)
Stock-based compensation - (See Pg 1 PP 2a – SFAS 123R excluded from scope of SFAS 157)

Identification of Financial Instruments Evaluated for Impairment Based on Fair Value
Goodwill and other intangibles
Long-lived assets other than goodwill
Servicing rights

Use of Present Value Techniques
Servicing rights
Asset retirement obligations
Minimum purchase liability
Business combinations - purchase premiums/discounts

Other Considerations
FAS 107 calculations and disclosures will change.
Servicing rights calculation allocates the cost of loans sold between the loan servicing right and loan without the servicing right based on their relative fair value.
Investments recorded at cost because market value not available
LHFS and OREO are accounted for at the lower of cost or market
BOLI

EXHIBIT B

FAS 159 Reclassification
Investment Committee Special Meeting
April 12th, 2007

Transaction Summary
Reclassify fixed rate MBS and callable securities with coupons < 5.00% from HTM to trading account
•	$62.4 million book value
•	Weighted average yield of 4.28%
•	Retroactive reduction of equity of $1.8 million effective 1/1/2007
•	Appreciation through 3/31/2007 of $360 thousand
Sell securities in April 2007
•	Loss of $189 thousand
Reinvest proceeds in combination of higher coupon MBS and variable rate CMOs
•	Annual yield improvement of 1.22% ($689 thousand)

Supporting Reasons for Transaction
Reduce exposure to rising interest rates
•	ALCO risk profile has changed due to growth in rate-sensitive deposits and longer term fixed rate loans
•	Risk profile shift has been noted by ALCO, which is seeking strategies to reduce risk
•	Transaction reduces duration by increasing cash flows from higher coupon MBS and providing a LIBOR-based asset
Limited risk of tainting either additional HTM securities or AFS securities
•	Sale is a “clean sweep” of low coupon HTM securities—nothing with a coupon < 5.00% remains in HTM with exception of municipal securities that carry a higher tax effective yield
•	Proposed transaction does not “cherry pick” selected securities from HTM portfolio while leaving like securities behind

Required Steps
Evidence of Investment Committee review and approval of the following:
•	Early adoption of FAS 157 and 159
•	Establishment of trading account
•	Investment Policy
•	General Ledger